UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

TH International Limited

(Name of Issuer)

CLASS A ORDINARY SHARES, $0.00000939586994067732 PAR VALUE PER SHARE

(Title of Class of Securities)

G8656L 106

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON THC Hope IB Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,242,983
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,242,983
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,242,983
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5(1)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based on 148,355,092 Ordinary Shares outstanding as of December 23, 2022 as set forth in the Issuer’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on December 23, 2022 (Registration No. 333-268449).

Item 1.

(a)	Name of Issuer.

TH International Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices.

2501 Central Plaza

227 Huangpi North Road

Shanghai, People’s Republic of China, 200003

Item 2.

(a)	Name of Person Filing.

This Schedule 13G is filed by the entity listed below, which is referred to herein as the “Reporting Person”:

THC Hope IB Limited

(b)	Address of Principal Business Office or, if none, Residence.

The principal business office of the Reporting Person is:

2501 Central Plaza, 227 Huangpi North Road, Shanghai, People’s Republic of China.

(c)	Citizenship.

See responses to Item 4 on the cover page of this Schedule 13G.

(d)	Title of Class of Securities.

Class A ordinary shares, $0.00000939586994067732 par value per share.

(e)	CUSIP Number.

G8656L 106.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is:

☐	(a) a broker or dealer registered under Section 15 of the Exchange Act.

☐	(b) a bank as defined in Section 3(a)(6) or the Exchange Act.

☐	(c) an insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) an investment company registered under Section 8 of the Investment Company Act.

☐	(e) an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

☐	(f) an employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

☐	(g) a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

☐	(h) a savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) a church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

☐	(j) a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

☐	(k) a group in accordance with Rule 13d-1(b)(1)(ii)(K).

☒	Not applicable

Item 4.	Ownership.

The responses to Items 5 to 11 of each of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2022, the Reporting Person holds 8,242,983 ordinary shares, representing 5.5% of the Issuer’s issued and outstanding ordinary shares. The Reporting Person is a trust established under a trust deed dated June 25, 2021 between the Issuer as the settlor and Futu Trustee Limited as trustee to hold securities on behalf of certain employees and members of management. Under the trust deed, an advisory committee is authorized by the Issuer from time to time to make all determination and provide investment directions and other directions to the trustee on behalf of the board of directors of the Issuer in relation to the trust fund.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Member of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

***

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

THC Hope IB Limited

By:	/s/ Yongchen Lu
	Name:	Yongchen Lu
	Title:	Authorized Signatory